

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Richard Tong
Executive Vice President and General Counsel
NV5 Holdings, Inc.
200 South Park Road, Suite 350
Hollywood, FL 33021

> **Re: NV5 Holdings, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted April 16, 2012**
> **CIK No. 0001532961**

Dear Mr. Tong:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update your financial statements and the other financial information in your next submission to include the interim period ended March 31, 2012.

2. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, dilution, capitalization, underwriting, and all other required information in your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriter has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of

the letter or a call from FINRA informing us that FINRA has no additional concerns.

4. We encourage you to file all exhibits with your next submission. We must review these documents before the registration statement is declared effective, and we may have additional comments.

5. Please provide us with copies of additional artwork, if any, you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

6. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    •   Describe how and when a company may lose emerging growth company status;

    •   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    •   State your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

7. Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by IBSWorld. Please highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please file a consent from the relevant party for any analysis that was prepared specifically for this filing.

8. Provide support for your assertions regarding the marketplace, including:

    •   Your reference to your employees' "well-established track record" of providing a

> wide range of services (page 1);

- Your statement that engineering and consulting is one of the largest professional service markets in the U.S. (page 2);

- Your discussion of recent trends in the industry that "require that service providers commit considerable resources toward maintaining client relationships" (page 53); and

- Your statement that the industry is "highly fragmented, characterized by many small-scale companies, which typically confines operations to regional markets…" (page 53).

Prospectus Summary
Overview, page 1

9. Please provide supplemental, qualitative or quantitative support for your assertion here, and elsewhere in your prospectus, that you are a "leading independently-owned provider of professional and technical consulting and certification services to public and private sector clients." Please expand your disclosure to clarify the measure by which you have determined your competitive position.

10. We note your statement that your services have historically been concentrated on the first two core vertical service sectors identified on page 1. Please expand your disclosure to indicate the portion of your historic services that fall into each of the five core vertical service offerings.

Competitive Strengths, page 2

11. Expand your disclosure on page 3 as well as on page 48, where appropriate, to provide additional context for the awards and rankings identified in the third paragraph. For example, explain whether the Top 500 Design Firm award was based on size, revenues or some other metric.

Growth Strategies, page 3

12. We note your statement that you have historically derived the majority of your revenue from public sector clients. Revise your disclosure to quantify the portion of your revenues for the fiscal year ended December 31, 2011 attributable to public sector clients.

Our History, page 5

13. We note your disclosure that you acquired a majority of the outstanding shares of Nolte and succeeded to substantially all of its business. However we also note your disclosure on page F-8 regarding your acquisition of the remaining shares of Nolte in exchange for issuance of shares of your stock. Revise your disclosure to clearly state, if true, that you currently own all of the outstanding shares of Nolte.

"Our revenue, expenses and operating results may fluctuate significantly, page 10"

14. Please revise the bullet points in this risk factor to specify how they impact your business. Each bullet point should clearly convey a separate, detailed risk to investors regarding your company, business, industry or the offering. Many of the items identified merely state a fact about your business without fully describing the risks associated with that fact.

"We derive a majority of our revenue from government agencies…," page 11

15. Please expand your disclosure to quantify the portion of your 2011 revenue derived from projects funded by U.S. government agencies. In addition, quantify the portion derived from public organizations or agencies in the state of California.

"Our inability to win or renew government contracts…" page 13

16. Please expand your disclosure to address whether becoming a public company will impact your ability to be awarded government contracts.

"We have made and expect to continue to make acquisitions…," page 14

17. Please create a separate risk factor and heading with respect to the risks associated with the integration of acquisitions.

"If we extend a significant portion of our credit to clients in a specific geographic area or industry…" page 16

18. Please disclose the name of the client who represented approximately 14% of your 2011 revenues.

"Our use of the percentage of completion method of revenue recognition…" page 17

19. Please quantify the portion of your contracts based on the percentage-of-completion method of revenue recognition.

"We had a material weakness in our internal control over financial reporting…," page 18

20. Please expand your disclosure to identify the nature of the "material adjustments" made to your fiscal year 2011 financial statements.

"We may be precluded from providing certain services due to conflict of interest issues," page 19

21. Please expand your disclosure to provide examples of the types of conflict of interest issues that may arise and the scope of the future conflicts you may encounter.

"Employee, agent or partner misconduct…" page 20
"If our contractors and subcontractors fail to satisfy their obligations…" page 20

22. Expand your disclosure to address any historic experiences you have encountered with respect to the risks identified in these risk factor.

"If our contractors and subcontractors fail to satisfy their obligations…" page 20

23. In order to provide additional context to your disclosure, quantify the portion of your projects during the 2011 fiscal year in which you used subcontractors to complete your work.

"Legal proceedings, investigations and disputes, including those assumed in acquisitions of other businesses…," page 20

24. Please clarify whether your insurance policies have any exclusions or limitations with respect to liabilities arising from the conduct of the Nolte business prior to your acquisition.

25. Identify any historic experiences you have had with respect to unforeseen liabilities arising out of the conduct of the Nolte business before or after your acquisition.

"We may be subject to liabilities under environmental laws and regulations…," page 21

26. Identify any historic experiences you have had with respect to environmental liabilities arising out of the conduct of the Nolte business before or after your acquisition.

"Conversion of our convertible note into common stock could result in additional dilution to our stockholders," page 24

27. Expand your risk factor to clarify whether you are required to limit the amount converted to approximately $834,000 worth of your common stock and disclose any circumstances in which you would not so limit the amount converted. Disclose the number of shares such amount would represent based upon the mid-point of your price range.

Use of Proceeds, page 29

28. Please expand your disclosure to address the principal reasons for the offering. See Item 504 of Regulation S-K.

Management's Discussion and Analysis
Overview, page 33

29. Please enhance the overview of your management's discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are

reasonably likely to have material effects on your financial condition or results of operations and to more thoroughly address the drivers of your revenues and expenses and trends related to the same. We note that your current overview section is largely duplicative of your Prospectus Summary and Business section. Your revised disclosure should address your dependence on public contracts and, in particular, funding from the state of California as well as your intent to continue to expand through acquisitions. Your disclosure should also address your assertion on page 41 that your contract revenues decreased in the fiscal year ended December 31, 2011 "primarily due to the completion of certain large projects and delays in new projects in [y]our infrastructure, engineering and support services" to clarify whether you expect such delays to continue in future periods.

30. We note your statement that your three newer service offerings will become increasingly important to your business. Please address differing costs and revenues associated with public and private consulting and outsourcing, asset management consulting and occupational health safety and environmental consulting. For example, your expanded disclosure should address whether these services will likely be under cost-reimbursable or fixed-price contracts.

Internal Control Over Financial Reporting, page 36

31. Please expand your disclosure to address the nature of the material weakness detected during your audit and the resulting material adjustments to your 2011 financial statements. In addition, revise this disclosure to indicate the extent to which your remediation plan will be complete prior to the offering.

Liquidity and Capital Resources, page 41

32. We refer to your discussion of liquidity and capital resources and note your intent to pursue growth strategies including strategic acquisitions and the strengthening of your human capital. We note that such growth strategies may require capital expenditures , but it is not clear how and to what degree you anticipate your cash requirements, both sources and uses, to change in the short- and long-term. Please revise your disclosure to describe, from management's perspective, any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Provide a discussion of prospective information regarding your short- and long-term sources of, and needs for, capital. For example, address your increased expenses as a public company and the increased executive compensation expenses you will incur in 2012 as a result of the increased salaries and bonuses payable to your named executive officers in 2012. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33- 8350.

Financing, page 42

33. We note that your credit facilities are guaranteed by your Chief Executive Officer. Please disclose the effect Mr. Wright's retirement or termination would have on such facilities.

Industry, page 47

34. Please revise your disclosure to identify the approximate market share you hold in your industry. See Item 101(h)(4) of Regulation S-K.

Competitive Strengths, page 47

35. Expand your disclosure on page 48 to explain how your "corporate culture places a high priority on investing in [y]our people."

Key Clients and Projects, page 52

36. Please revise your disclosure to identify each client who represented 10% or more of your consolidated contract revenue during the last two fiscal years.

Employees, page 53

37. We note your disclosure on page 9 that the loss of the services of Mr. Wright could have an adverse effect on your operations. Please disclose whether you have a succession plan with respect to Mr. Wright's position.

38. Given the importance of long-term client relationships to your business (as noted on page 48), address your employee attrition rate in last two fiscal years.

Impact of Performance on Compensation, page 63

39. Disclose the goals pertaining to each of the criteria identified on page 63 that were used to determine short-term incentive compensation. Please provide an analysis of how you arrived at and why you paid each of the bonuses to Messrs. Tong, Hockman and Rudolph. See Item 402(o) of Regulation S-K.

Employment Agreements, page 69

40. Please quantify the monthly management fees you are obligated to pay to Chatham Enterprises, LLC as noted on page 70.

41. Please revise your disclosure to describe the non-competition and non-solicitation covenants in Mr. Wright's employment agreement.

Consolidated Financial Statements

General

42. We note that in conjunction with the acquisition of Nolte, you have a note payable to a former stockholder of Nolte whereby up to 25% is convertible to your common shares at market value upon effective public registration. Please provide pro forma disclosure of the effect of this conversion on your financial statements and earnings per share.

Consolidated Statements of Operations, page F-4

43. Please separate the Predecessor and Successor Statements of Operations by a thick black line similar to your presentation of your Consolidated Statements of Cash Flows. Also make similar revisions to the Statements of Changes in Stockholders' Equity and information presented in the notes to the financial statements.

Notes to Consolidated Financial Statements

Note 17 – Income Taxes, page F-25

44. Please disclose any limitations on net operating loss or credit carryovers as a result of the acquisition of Nolte.

Undertakings, page II-4

45. Please provide the undertakings required by Item 512 of Regulation S-K.

Exhibits

46. Please file all your material agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K, including your agreements with material customers.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Please submit your amended confidential draft registration statement and any associated correspondence in a text searchable PDF file on a CD/DVD or in paper to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier).   If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sharon Virga, Staff Accountant at (202) 551-3385 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David Lewis, Esq.
      Via facsimile